Mail Stop 3561

November 10, 2008

Christopher J. Reed
Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, CA 90061

> **Re:** **Reed's, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 31, 2008**
> **File No. 333-146012**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed October 6, 2008**
> **File No. 001-32501**

Dear Mr. Reed:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

1.   We note your response to comment one of our letter dated August 21, 2008 and
        the revised disclosure on page 15. Please revise where appropriate to summarize
        the status of the remediation efforts described on pages 38 and 39 of your Form
        10-KSB filed April 15, 2008. For example, in your Form 10-KSB, you describe
        remediation efforts for different systems, reviews, procedures, and other items
        with anticipated completion dates ranging from the second quarter of 2008 to the
        fourth quarter of 2008. Please revise your registration statement to briefly
        describe the status of these efforts.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Exhibits

2.   We note that you changed the term "internal control over financial reporting" to
        "internal controls" in the certification required by Exchange Act Rule 13a-14(a).
        In future filings, the certification should comply fully with Item 601(b)(31)(i) of
        Regulation S-K.

* * * * *

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Peter V. Hogan, Esq.
       Ruba Qashu, Esq.
       Fax: (310) 208-1154